Contact

www.linkedin.com/in/travis-lacey-9bb0765 (LinkedIn)

Top Skills

Due Diligence
Valuation
Financial Modeling

Travis Lacey

Co-Founder and Chief Executive Officer, Simplify Genomics
San Diego, California, United States

Summary

Senior Executive with 25 years of proven track record in healthcare by developing and leading teams, building and executing strategies, and delivering results to drive shareholder value.

A strategic thinker who is highly adept at identifying market opportunities, value drivers, and assessing the organizational needs required to leverage competitive advantages in the market. Demonstrated an ability to work in challenging environments and leading teams to efficiently drive change where appropriate. Deep experience in successful inorganic business development across identification of new opportunities, m&a execution, and integration. Known as a collaborative and charismatic leader with an ability to distill complex scientific concepts into business needs.

Proven effective leadership in GM/Operations, extensive strategy and m&a domain expertise. Experience in execution across matrixed, global organizations and small, start-up entrepreneurial environments

Areas of expertise:
• Leadership development and accountability
• Global strategy development and implementation
• Business Development / Mergers & Acquisitions
• Commercial excellence
• Optimizing operational strategy
• Organizational design
• Process redesign and implementation

Experience

Simplify Genomics, Inc.

Co-Founder and Chief Executive Officer
October 2021 - Present (3 years 2 months)
Greater San Diego

Simplify Genomics has solved a major industry pain point – from raw genomic data to clinical actionability. Simplify has created an automated interpretation, reporting and analysis genomic platform that is scalable, built for comprehensive genomics, requiring significantly less manual intervention downstream. Simplify is a CLIA and CAP accredited dry lab, currently issuing a whole genome clinical report from the platform that reports out across over 2000 genes and spans hereditary risk, PGx for over 90 drugs, Polygenic risk scores across over 30 common diseases and nutrition and wellness traits. Additionally, Simplify has an industry leading Search platform (Simplify Search) that gives clinicians and researchers the ability to upload and organize tens of thousands of genomes (and more), allow instant answers to queries, including comparisons, and the engine was built for non technical users. Simplify spun out of Human Longevity ("HLI") in early 2022 leveraging all development in Simplify's platform that was completed since the founding of HLI by Craig Venter in 2013.

Nutcracker Therapeutics
Strategic Advisor
March 2024 - Present (9 months)
Emeryville, California, United States

Nutcracker Therapeutics has developed a revolutionary end to end mRNA technology platform that encompasses all aspects of mRNA therapeutic development, especially around personalized small scale drug development needs. The platform includes (1) microfluidic, biochip-based, automated manufacturing system for the synthesis of GMP mRNA drug substance and drug product, (2) mRNA sequence design, (3) design and high-volume screening of complex proteins optimized for encoding in mRNA, and (4) proprietary nanoparticle delivery vehicles

NeoGenomics Laboratories
1 year 10 months

Chief Operating Officer - Clinical
January 2021 - October 2021 (10 months)
Aliso Viejo, California, United States

Developed comprehensive operational improvement plan across testing modalities to drive improvement in turnaround time, customer service, product development process, and testing / facility rationalization. Interacted with commercial team and clinical customers on routine basis to gather feedback and help drive process improvements.

Played a key role in assessing and executing on inorganic acquisitions and operational integration.

Senior Vice President - Pharma
January 2020 - January 2021 (1 year 1 month)
Greater San Diego

Integrated Pharma oncology business acquired from Human Longevity, Inc. and drove strategy to further develop and drive organic and inorganic opportunities

Human Longevity, Inc.
3 years 11 months

CEO - Pharma business
March 2019 - January 2021 (1 year 11 months)
San Diego Metropolitan Area

Proposed and executed on spin out of pharma oncology business to the Board and created a phantom equity plan for all employees of the pharma business upon liquidity event. Established new business model for the Pharma division, re-built and re-launched core product after receiving VOC, created a new revenue stream, drove execution, and sold the business to NeoGenomics in January 2021.

Chief Business Officer
March 2017 - March 2019 (2 years 1 month)
Greater San Diego Area

Drove development of simplified strategy to focus HLI on core products to leverage competitive advantages in the market while discontinuing and divesting non-core assets.
Restructured and executed on key financing rounds of $50M in six months by working with Board and key shareholders to recapitalize the business

GE Healthcare
Managing Director Business Development (Strategy and M&A)
February 2014 - March 2017 (3 years 2 months)

Executive leading business development and m&a activities for GE Healthcare with a mandate to lead divestitures/m&a and portfolio strategy across GEHC's $18B portfolio. Great track record of successful execution of complicated and highly structured deals while leading and developing staff and team members.

Robert W. Baird & Co.
Director - Healthcare Group

October 2008 - February 2014 (5 years 5 months)

Calling officer within the Healthcare group responsible for origination and execution of m&a and financing transactions. Conducted and led deals, including the analysis and execution of m&a & financing deals across healthcare sector.

Jefferies
Associate - Healthcare Group
June 2006 - October 2008 (2 years 5 months)

Analysis of strategic alternatives and execution of M&A and financing transactions across healthcare landscape.

Abbott Laboratories
Project Manager
June 1996 - May 2006 (10 years)

Various positions in Operations

Education

Northwestern University - Kellogg School of Management
MBA, Finance, Strategy · (2003 - 2006)

University of Tennessee-Knoxville
Bachelor of Science, Statistics · (1993 - 1996)

Battle Ground Academy